UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 4)*



                                180 CONNECT INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    682343108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  682343108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,702,907*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,702,907*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,702,907
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 11.7%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

* Based on 23,012,092 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of 180 Connect Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Erato Corporation, ("Erato"), Laurus Master Fund, Ltd. (the "Fund"), and Valens U.S. SPV I, LLC ("Valens U.S, and together with Erato and the Fund the "Investors") collectively hold (i) a warrant (the "July Warrant") to acquire 600,000 Shares, of which 450,000 Shares are exercisable at an exercise price of $0.01 per Share, and 150,000 Shares are exercisable at an exercise price of $3.00 per Share, each subject to certain adjustments, (ii) a warrant (the "September Warrant" and together with the July Warrant, the "Warrants") to acquire 250,000 Shares at an exercise price of $3.00 per Share, subject to certain adjustments, and (iii) 2,702,907 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Warrants each contain a restriction preventing the Investors from selling the Shares underlying such warrants until July 2, 2008. Erato Corporation is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  682343108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,702,907*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,702,907*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,702,907
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 11.7%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 23,012,092 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of 180 Connect Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Erato Corporation, ("Erato"), Laurus Master Fund, Ltd. (the "Fund"), and Valens U.S. SPV I, LLC ("Valens U.S, and together with Erato and the Fund the "Investors") collectively hold (i) a warrant (the "July Warrant") to acquire 600,000 Shares, of which 450,000 Shares are exercisable at an exercise price of $0.01 per Share, and 150,000 Shares are exercisable at an exercise price of $3.00 per Share, each subject to certain adjustments, (ii) a warrant (the "September Warrant" and together with the July Warrant, the "Warrants") to acquire 250,000 Shares at an exercise price of $3.00 per Share, subject to certain adjustments, and (iii) 2,702,907 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Warrants each contain a restriction preventing the Investors from selling the Shares underlying such warrants until July 2, 2008. Erato Corporation is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  682343108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Erato Corporation
      57-1237862
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,702,907*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,702,907*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,702,907
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 11.7%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

* Based on 23,012,092 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of 180 Connect Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Erato Corporation, ("Erato"), Laurus Master Fund, Ltd. (the "Fund"), and Valens U.S. SPV I, LLC ("Valens U.S, and together with Erato and the Fund the "Investors") collectively hold (i) a warrant (the "July Warrant") to acquire 600,000 Shares, of which 450,000 Shares are exercisable at an exercise price of $0.01 per Share, and 150,000 Shares are exercisable at an exercise price of $3.00 per Share, each subject to certain adjustments, (ii) a warrant (the "September Warrant" and together with the July Warrant, the "Warrants") to acquire 250,000 Shares at an exercise price of $3.00 per Share, subject to certain adjustments, and (iii) 2,702,907 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Warrants each contain a restriction preventing the Investors from selling the Shares underlying such warrants until July 2, 2008. Erato Corporation is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  682343108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,702,907*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,702,907*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,702,907
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 11.7%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 23,012,092 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of 180 Connect Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Erato Corporation, ("Erato"), Laurus Master Fund, Ltd. (the "Fund"), and Valens U.S. SPV I, LLC ("Valens U.S, and together with Erato and the Fund the "Investors") collectively hold (i) a warrant (the "July Warrant") to acquire 600,000 Shares, of which 450,000 Shares are exercisable at an exercise price of $0.01 per Share, and 150,000 Shares are exercisable at an exercise price of $3.00 per Share, each subject to certain adjustments, (ii) a warrant (the "September Warrant" and together with the July Warrant, the "Warrants") to acquire 250,000 Shares at an exercise price of $3.00 per Share, subject to certain adjustments, and (iii) 2,702,907 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Warrants each contain a restriction preventing the Investors from selling the Shares underlying such warrants until July 2, 2008. Erato Corporation is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  682343108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,702,907*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,702,907*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,702,907
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 11.7%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 23,012,092 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of 180 Connect Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Erato Corporation, ("Erato"), Laurus Master Fund, Ltd. (the "Fund"), and Valens U.S. SPV I, LLC ("Valens U.S, and together with Erato and the Fund the "Investors") collectively hold (i) a warrant (the "July Warrant") to acquire 600,000 Shares, of which 450,000 Shares are exercisable at an exercise price of $0.01 per Share, and 150,000 Shares are exercisable at an exercise price of $3.00 per Share, each subject to certain adjustments, (ii) a warrant (the "September Warrant" and together with the July Warrant, the "Warrants") to acquire 250,000 Shares at an exercise price of $3.00 per Share, subject to certain adjustments, and (iii) 2,702,907 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Warrants each contain a restriction preventing the Investors from selling the Shares underlying such warrants until July 2, 2008. Erato Corporation is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  682343108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,702,907*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,702,907*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,702,907
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 11.7%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Based on 23,012,092 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of 180 Connect Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Erato Corporation, ("Erato"), Laurus Master Fund, Ltd. (the "Fund"), and Valens U.S. SPV I, LLC ("Valens U.S, and together with Erato and the Fund the "Investors") collectively hold (i) a warrant (the "July Warrant") to acquire 600,000 Shares, of which 450,000 Shares are exercisable at an exercise price of $0.01 per Share, and 150,000 Shares are exercisable at an exercise price of $3.00 per Share, each subject to certain adjustments, (ii) a warrant (the "September Warrant" and together with the July Warrant, the "Warrants") to acquire 250,000 Shares at an exercise price of $3.00 per Share, subject to certain adjustments, and (iii) 2,702,907 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Warrants each contain a restriction preventing the Investors from selling the Shares underlying such warrants until July 2, 2008. Erato Corporation is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  682343108
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        2,702,907*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   2,702,907*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,702,907
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 11.7%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Based on 23,012,092 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of 180 Connect Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Erato Corporation, ("Erato"), Laurus Master Fund, Ltd. (the "Fund"), and Valens U.S. SPV I, LLC ("Valens U.S, and together with Erato and the Fund the "Investors") collectively hold (i) a warrant (the "July Warrant") to acquire 600,000 Shares, of which 450,000 Shares are exercisable at an exercise price of $0.01 per Share, and 150,000 Shares are exercisable at an exercise price of $3.00 per Share, each subject to certain adjustments, (ii) a warrant (the "September Warrant" and together with the July Warrant, the "Warrants") to acquire 250,000 Shares at an exercise price of $3.00 per Share, subject to certain adjustments, and (iii) 2,702,907 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Warrants each contain a restriction preventing the Investors from selling the Shares underlying such warrants until July 2, 2008. Erato Corporation is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 682343108

Item 1(a).  Name Of Issuer:  180 Connect Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            6501 E. Belleview Avenue
            Englewood, Colorado 80111


Item 2(a).  Name of Person Filing:

            Laurus Master Fund, Ltd.

                    This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Erato Corporation, a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Erato Corporation is a wholly owned subsidiary of Laurus Master Fund, Ltd. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Valens Capital Management, LLC manages Valens U.S. SPV I. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd., Erato Corporation, and Valens U.S. SPV I, LLC. Information related to each of Laurus Capital Management, LLC, Erato Corporation, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:

            Cayman Islands

Item 2(d).  Title of Class of Securities:  Common Stock , par value $0.0001 per share("Common Stock")


Item 2(e).  CUSIP No.:   682343108


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a) Amount Beneficially Owned: 2,702,907

         (b) Percent of Class:  11.7%

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          2,702,907*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      2,702,907*

-------------------
* Based on 23,012,092 shares of the common stock, par value $0.0001 per share (the "Shares"), outstanding of 180 Connect Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December 31, 2007, Erato Corporation, ("Erato"), Laurus Master Fund, Ltd. (the "Fund"), and Valens U.S. SPV I, LLC ("Valens U.S, and together with Erato and the Fund the "Investors") collectively hold (i) a warrant (the "July Warrant") to acquire 600,000 Shares, of which 450,000 Shares are exercisable at an exercise price of $0.01 per Share, and 150,000 Shares are exercisable at an exercise price of $3.00 per Share, each subject to certain adjustments, (ii) a warrant (the "September Warrant" and together with the July Warrant, the "Warrants") to acquire 250,000 Shares at an exercise price of $3.00 per Share, subject to certain adjustments, and (iii) 2,702,907 Shares. The Warrants each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Warrants each contain a restriction preventing the Investors from selling the Shares underlying such warrants until July 2, 2008. Erato Corporation is a wholly owned subsidiary of the Fund. The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 5, 2008
                                              ----------------
                                              Date


                                              LAURUS MASTER FUND, LTD.

                                              By:   /s/ Eugene Grin
                                                 -------------------------------
                                              Name:  Eugene Grin
                                              Title: Director



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 682343108

APPENDIX A

A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


B. Name:                   Erato Corporation, a Delaware corporation

   Address:                c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


C. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Address:                c/o Valens Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


D. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


E. Name:                   David Grin
   Business                335 Madison Avenue, 10th Floor
   Address:                New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            Israel


F. Name:                   Eugene Grin
   Business                335 Madison Avenue, 10th Floor
   Address:                New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC

   Citizenship:            United States

CUSIP No. 682343108


Each of Laurus Capital Management, LLC, Erato Corporation, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    February 5, 2008

Erato Corporation

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Chairman, President and Secretary
    February 5, 2008



Valens U.S. SPV I, LLC
By Valens Capital Management, LLC, its investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    February 5, 2008

Valens Capital Management, LLC


/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    February 5, 2008


/s/ David Grin
-----------------------------------------
    David Grin
    February 5, 2008

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 5, 2008